

July 8, 2010

<u>Via Mail and Facsimile (8610 62099557)</u>

Li Huaiqi
Secretary to the Board of Directors
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing 100007
The People's Republic of China

> **Re: PetroChina Company Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed May 26, 2009**
> **File No. 1-15006**

Dear Mr. Huaiqi:

We refer you to our comment letters dated February 18, 2010 and June 11, 2010 regarding contacts with Iran and Sudan. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance